July 9, 2013

VIA EDGAR

Michelle Roberts
Senior Attorney
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-8629

RE:    Principal Life Insurance Company Separate Account B
Principal Investment Plus Variable Annuity
Post-Effective Amendment No. 29 Under the Securities Act of 1933
Amendment No. 172 Under the Investment Company Act of 1940
File Nos. 333-116220 & 811-02091

Dear Ms. Roberts:

This letter is a revised response, on behalf of Principal Life Insurance Company Separate Account B (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on June 14, 2013, with respect to post-effective amendment number 29 to the Registrant’s registration statement on Form N-4 (“the Amendment”). The Amendment was filed with the Commission on May 6, 2013, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission.

Comment 1. In correspondence to the Staff, please advise whether this Prospectus will be used for sales to prospective customers after August 1, 2013.

Original Response: This Prospectus will not be used for applications signed on or after August 1, 2013. Registrant has filed a separate registration statement for the Prospectus (333-188293) that it will use for sales on or after August 1, 2013.

Updated Response: As discussed in our telephone conversation on July 2, 2013, Registrant has decided to continue its use of this Prospectus in those states that have not approved Registrant's new GMWB Riders. As of the filing of this correspondence, only four (4) states have not approved the riders. In order to clarify in this Prospectus that it will continue to be used in these limited states temporarily, Registrant proposes that it do the following:

•	Add the following under the Prospectus date at the top of the Prospectus cover page:

**If you are purchasing the Investment Plus Variable Annuity in a state that has not approved the most recent version of this annuity, this prospectus will continue to be used for applications signed on or after August 1, 2013. Upon each state's approval, a new prospectus will be used for sales of the Investment Plus Variable Annuity. For a list of the states that have not approved the most recent version of this annuity, contact us at 1-800-852-4450.

•	In the Table of Contents, remove the language indicating that certain versions of GMWB riders are no longer available effective August 1, 2013.

•	In the following areas of the Prospectus, remove the language about an application signature date being before August 1, 2013:

◦	Optional Riders table in the "Summary of Expense Information" section;

◦	Heading for Section 4;

◦	Heading for "Overview of Principal Income Builder 10" subsection in Section 4; and

◦	The lead-in for the Summary Comparison table in Appendix A.

•
In Section 4 (LIVING BENEFIT - GUARANTEED MINIMUM WITHDRAWAL BENEFIT (GMWB)), Registrant will revert back to language that was present in the May 1, 2013, version of this Prospectus. The language being restored includes:

◦	The availability/eligibility chart as well as the lead-in paragraph to such chart;

◦	The "Factors to Consider Before You Buy A GMWB Rider" subsection; and

◦	The "Which GMWB Rider May Be Appropriate for You" subsection.

Comment 2. In the first table of the Summary of Expense Information section, please revise the table so that the row listing the surrender charge for contracts with the Premium Payment Credit Rider appears above the row listing the surrender charge for contracts without the Premium Payment Credit Rider.

Original Response: Registrant will make the requested revision.

Updated Response: Attached to this correspondence as Attachment "A" is the revised fee table, which shows the changes made by Registrant in response to Comments 2, 3, 4 and 5.

Comment 3. For the same table addressed in Comment 2 above, explain in correspondence to the Staff why the fee for unscheduled transfers is $30 or 2% instead of $25 or 2%.

Original Response: Based on pricing assumptions, Registrant has determined this amount to be the maximum it would potentially need to charge for such transactions. Please note that this is a maximum and that the current charge is $0.00. If Registrant determines it needs to begin charging a fee for this type of transaction, it will take into consideration industry standards at that time in setting the fee amount.

Updated Response: Pursuant to our discussion on July 2, 2013, Registrant has decided to revise the maximum fee for unscheduled transfers from $30 or 2% to $25 or 2%. Such change is reflected in Attachment "A" to this correspondence.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-362-2384 if you have any questions.
Sincerely,

/s/ Doug Hodgson

Doug Hodgson
Counsel, Registrant

ATTACHMENT "A"

SUMMARY OF EXPENSE INFORMATION

The tables below describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. The expenses for a Contract with the Premium Payment Credit Rider are higher than the expenses for the Contract without the Premium Payment Credit Rider.

The following table describes the fees and expenses you will pay at the time you buy the Contract, surrender the Contract or transfer cash value between investment options

Contract owner transaction expenses(1)
	Maximum	Current
Surrender charge - with the Premium Payment Credit Rider (as a percentage of amount surrendered)(2) - Surrender charges apply to each premium payment for 9 years.	• 8%	• 8%
Surrender charge - without the Premium Payment Credit Rider (as a percentage of amount surrendered)(3) - Surrender charges apply to each premium payment for 7 years.	• 6%	• 6%
Transaction Fees • for each unscheduled partial surrender • for each unscheduled transfer(4)

•    the lesser of $25 or 2% of each unscheduled partial surrender after the 12th unscheduled partial surrender in a contract year

•    the lesser of $25 or 2% of each unscheduled transfer after the first unscheduled transfer in a contract year
• $0 • $0
State Premium Taxes (vary by state)(5)	• 3.50% of premium payments made	• 0%

(1)	For additional information about the fees and expenses described in the table, see 2. CHARGES AND DEDUCTIONS.

(2)	Surrender charge with the Premium Payment Credit Rider (as a percentage of amounts surrendered)

Table of surrender charges with the Premium Payment Credit Rider
Number of completed contract years since each premium payment was made	Surrender charge applied to all premium payments received in that contract year
0 (year of premium payment)	8%
1	8%
2	7%
3	6%
4	5%
5	4%
6	3%
7	2%
8	1%
9 and later	—%

(3)	Surrender charge without the Premium Payment Credit Rider (as a percentage of amounts surrendered):

Table of surrender charges without the Premium Payment Credit Rider
Number of completed contract years since each premium payment was made	Surrender charge applied to all premium payments received in that contract year
0 (year of premium payment)	6%
1	6%
2	6%
3	5%
4	4%
5	3%
6	2%
7 and later	—%

(4)
Please note that in addition to the fees shown, the Separate Account and/or sponsors of the underlying mutual funds may adopt requirements pursuant to rules and/or regulations adopted by federal and/or state regulators which require us to collect additional transaction fees and/or impose restrictions on transfers.

(5)
We do not currently assess premium taxes for any Contract issued, but reserve the right in the future to assess up to 3.50% of premium payments made for Contract owners in those states where a premium tax is assessed.

The following table describes the fees and expenses that are deducted periodically during the time that you own the Contract, not including underlying mutual fund fees and expenses.

Periodic Expenses
	Maximum Annual Charge	Current Annual Charge
Annual Fee (waived for Contracts with accumulated value of $30,000 or more)	The lesser of $30 or 2.00% of the accumulated value	The lesser of $30 or 2.00% of the accumulated value

Mortality and Expense Risks Charge (as a percentage of average daily Separate Account value)	1.25%	1.25%
Administration Charge (as a percentage of average daily Separate Account value)	0.15%	0.15%
Total Separate Account Annual Expense	1.40%	1.40%

Optional Riders(1)
	Maximum Annual Charge	Current Annual Charge
Premium Payment Credit Rider • Separate Account – based on the average daily accumulated value in the divisions, deducted daily • Fixed Account – maximum reduction in interest rate	0.60% 0.60%	0.60% 0.00%
Principal Income Builder 3 rider (GMWB) (as a percentage of the average quarterly For Life withdrawal benefit base)(2)	1.65%	0.95%
Principal Income Builder 10 rider (GMWB) (as a percentage of the average quarterly Investment Back withdrawal benefit base)(3)	2.00%	1.10%
Total Separate Account Annual Expense plus Optional Riders Annual Expense • with Principal Income Builder 3(4) • with Principal Income Builder 10(5)	3.65% 4.00%	2.95% 3.10%

(1)	Not all riders are available in all states or through all broker dealers and may be subject to additional restrictions. Some rider provisions may vary from state to state.

(2)
At the end of each calendar quarter, one-fourth of the annual charge is multiplied by the average quarterly For Life withdrawal benefit base. The average quarterly For Life withdrawal benefit base is equal to (1) the For Life withdrawal benefit base at the beginning of the calendar quarter plus (2) the For Life withdrawal benefit base at the end of the calendar quarter, and this sum is divided by two. There may be times when the sum of the four quarterly fee amounts is higher than the fee amount if we calculated it annually. For example, if your withdrawal benefit base is changed on your Contract anniversary, the fee for that calendar quarter will vary from the other quarters. See 2. CHARGES AND DEDUCTIONS for more information on how the rider charge is calculated.

(3)
At the end of each calendar quarter, one-fourth of the annual charge is multiplied by the average quarterly Investment Back withdrawal benefit base. The average quarterly Investment Back withdrawal benefit base is equal to (1) the Investment Back withdrawal benefit base at the beginning of the calendar quarter plus (2) the Investment Back withdrawal benefit base at the end of the calendar quarter, and this sum is divided by two. There may be times when the sum of the four quarterly fee amounts is higher than the fee amount if we calculated it annually. For example, if your withdrawal benefit base is changed on your Contract anniversary, the fee for that calendar quarter will vary from the other quarters. See 2. CHARGES AND DEDUCTIONS for more information on how the rider charge is calculated.

(4)
This amount assumes the Principal Income Builder 3 rider was elected (in addition to the 1.25% Mortality and Expense Risks Charge and the 0.15% Administration Charge). This assumes the withdrawal benefit base is equal to the initial premium payment. If the withdrawal benefit base changes, the charge for your optional rider and your Total Separate Account Annual Expense would be higher or lower.

(5)
This amount assumes the Principal Income Builder 10 rider was elected (in addition to the 1.25% Mortality and Expense Risks Charge and the 0.15% Administration Charge). This assumes the withdrawal benefit base is equal to the initial premium payment. If the withdrawal benefit base changes, the charge for your optional rider and your Total Separate Account Annual Expense would be higher or lower.

Optional Riders No Longer Available For Sale
	Maximum Annual Charge	Current Annual Charge
Enhanced Death Benefit Rider (as a percentage of the average quarterly accumulated value)(1)	0.30%	0.25%
GMWB 1 Rider (as a percentage of the average quarterly Investment Back remaining withdrawal benefit base)(2)	0.85%	0.80%(3)
GMWB 2-SL Rider (as a percentage of the average quarterly Investment Back withdrawal benefit base)(4)	1.00%	0.95%(5)
GMWB 2-SL/JL Rider (as a percentage of the average quarterly Investment Back withdrawal benefit base)(4)	1.65%(6)	0.95%(7)

(1)
This rider is no longer available for sale. For those Contracts with this rider, at the end of each calendar quarter, one-fourth of the annual charge is multiplied by the average quarterly accumulated value. The average quarterly accumulated value is equal to (1) the accumulated value at the beginning of the calendar quarter plus (2) the accumulated value at the end of the calendar quarter, and this sum is divided by two. See 2. CHARGES AND DEDUCTIONS for more information on how the rider charge is calculated. See APPENDIX H for additional information.

(2)
This rider is no longer available for sale. For those Contracts with this rider, at the end of each calendar quarter, one-fourth of the annual charge is multiplied by the average quarterly Investment Back remaining withdrawal benefit base. The average quarterly Investment Back remaining withdrawal benefit base is equal to (1) the Investment Back remaining withdrawal benefit base at the beginning of the calendar quarter plus (2) the Investment Back remaining withdrawal benefit base at the end of the calendar quarter, and this sum is divided by two. See APPENDIX G for more information on how the rider charge is calculated. There may be times when the sum of the four quarterly fee amounts is higher than the fee amount if we calculated it annually. For example, if your remaining withdrawal benefit base is changed, the fee for that calendar quarter will vary from the other quarters.

(3)
A 0.60% annual charge is assessed if the rider application was signed before February 16, 2009 and no GMWB Step-Up has occurred. A 0.80% annual charge is assessed if the rider application was signed before February 16, 2009 and a GMWB Step-Up has occurred. If the rider application was signed after February 16, 2009, the annual fee is 0.80%.

(4)
At the end of each calendar quarter, one-fourth of the annual charge is multiplied by the average quarterly Investment Back withdrawal benefit base. The average quarterly Investment Back withdrawal benefit base is equal to (1) the Investment Back withdrawal benefit base at the beginning of the calendar quarter plus (2) the Investment Back withdrawal benefit base at the end of the calendar quarter, and this sum is divided by two. There may be times when the sum of the four quarterly fee amounts is higher than the fee amount if we calculated it annually. For example, if your withdrawal benefit base is changed on your Contract anniversary, the fee for that calendar quarter will vary from the other quarters. For GMWB 2-SL, see APPENDIX F and for GMWB 2-SL/JL, see APPENDIX E for more information on how the rider charge is calculated.

(5)	The current annual charge prior to your Contract's 2010 anniversary or if you opt out of future GMWB Step-Ups is 0.75%. See APPENDIX E for more details.

(6)	The maximum annual charge for a rider application signed before January 4, 2010 is 1.00%.

(7)
A 0.75% annual charge is assessed if the rider application was signed before February 16, 2009 and you opt out of future GMWB Step-Ups after the Contract's 2010 anniversary. A 0.95% annual charge is assessed if (1) the rider application was signed before February 16, 2009 and you do not opt out of future GMWB Step-Ups after the Contract's 2010 anniversary or (2) the rider application was signed on or after February 16, 2009. See APPENDIX E for more details.

This table shows the minimum and maximum total operating expenses charged by the underlying mutual funds that you may pay periodically during the time that you own the Contract. More detail concerning the fees and expenses of each underlying mutual fund is contained in its prospectus.

Minimum and Maximum Annual Underlying Mutual Fund Operating Expenses as of December 31, 2012
	Minimum	Maximum
Total annual underlying mutual fund operating expenses (expenses that are deducted from underlying mutual fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses)*	0.26%	2.24%

*
Some of the funds available are structured as a “fund of funds”. A fund of funds is a mutual fund that invests primarily in a portfolio of other mutual funds. The expenses shown include all the fees and expenses of the funds that a fund of funds holds in its portfolio.

EXAMPLE

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Separate Account annual expenses, and underlying mutual fund fees and expenses.

Example 1
The example figures are based on a Contract with the most expensive combination of optional features available under the Contract. This example reflects the maximum charges imposed if you were to purchase the Contract with the Principal Income Builder 10 rider (2.00%), as well as the Premium Payment Credit Rider (0.60%). The amounts below are calculated using the maximum rider fees and not the current rider fees.

The example assumes(1):

•	a $10,000 premium payment to issue the Contract;

•	a 5% return each year;

•	an annual Contract fee of $30 (expressed as a percentage of the average accumulated value);

•	the minimum and maximum annual underlying mutual fund operating expenses as of December 31, 2012 (without voluntary waivers of fees by the underlying funds, if any);

•	no premium taxes are deducted;

•	the Principal Income Builder 10 rider was added to the Contract at issue(2); and

•
the Premium Payment Credit Rider is added to the Contract at issue and the Premium Payment Credit Rider surrender charge schedule is applied. Because the premium payment credit is not added to the accumulated value in the examples, the actual costs would be higher.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be as shown below:

	If you surrender your Contract at the end of the applicable time period				If you do not surrender your Contract				If you fully annuitize your Contract at the end of the applicable time period
	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.
Maximum Total Underlying Mutual Fund Operating Expenses (2.24%)	$1,325	$2,455	$3,522	$6,187	$615	$1,854	$3,108	$6,187	$615	$1,854	$3,108	$6,187
Minimum Total Underlying Mutual Fund Operating Expenses (0.26%)	$1,147	$1,940	$2,679	$4,578	$422	$1,296	$2,215	$4,578	$422	$1,296	$2,215	$4,578

(1) )This amount assumes the Principal Income Builder 10 rider was elected (in addition to the 1.25% Mortality and Expense Risks Charge and the 0.15% Administration Charge). This assumes the withdrawal benefit base is equal to the initial premium payment. If the withdrawal benefit base changes, the charge for your optional rider and your Total Separate Account Annual Expense would be higher or lower.

(2)The Investment Back withdrawal benefit base is used to calculate the Principal Income Builder 10 rider charge. The withdrawal benefit base is equal to your premiums and increased for any applicable GMWB Bonus and any applicable GMWB Step-Up and decreased for any excess withdrawals. At the end of each calendar quarter, one-fourth of the annual Principal Income Builder 10 rider charge is multiplied by the average quarterly Investment Back withdrawal benefit base. The average quarterly Investment Back withdrawal benefit base is equal to the Investment Back withdrawal benefit base at the beginning of the calendar quarter plus the Investment Back withdrawal benefit base at the end of the calendar quarter and the sum is divided by two.

For Condensed Financial Information, please see Appendix I.